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                         (CEDAR GROUP, INC. LETTERHEAD)


January 12, 1995


Cedar Group, Inc.
500 Notre Dame Street
Lachine, Quebec
Attention:  Steinar Knai
BY FAX: 514-634-3550

Dear Sirs:

Morrison Knudsen Corporation ("MK") offers to sell to Cedar Group, Inc. or its subsidiary ("Cedar") at a price of A$1.25 per share, a number of issued shares in McConnell Dowell Corporation Limited ("MDC") equivalent to 19.9% of the total issued ordinary shares of MDC, based on the total MDC ordinary shares issued as of the closing date of phase two as set forth below. MK warrants that there are only 41,574,298 MDC shares on issue. This transaction will take place in two phases of total payments of A$10,341,606.25 as follows:

                 1. Phase One. A cash payment of A$7,743,212.50 in exchange for 6,194,570 shares of MDC, representing 14.9% of the total issued share capital of MDC. This phase will take place and be effective as of the date of acceptance of this offer. Closing will take place at a location mutually acceptable to both parties on the fifth business day after acceptance of the present offer, when MK will ensure that any existing encumbrance on the shares is released and deliver executed share transfers and share certificates in respect of the shares sold, and confer on Cedar clear title to the shares sold, and Cedar shall wire transfer immediately available funds or deliver a bank check for the consideration payable pursuant to written instructions from MK.

                 2. Phase Two. A second cash payment of A$2,598,393.75 in exchange for 2,078,715 shares of MDC, representing 5% of the total issued share capital of MDC, subject to FIRB approval. If this offer is accepted, Cedar's obligations to purchase the additional 5% of the total issued share capital of MDC will be conditional upon, and shall be of no force or effect until Cedar has received written advice from the Australian Treasurer under the Foreign Acquisitions and Takeovers Act 1975 of
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                          Australia ("FATA") to the effect that the
                          Commonwealth Government has no objection to such acquisition, which is either unconditional or subject to conditions which are acceptable to Cedar, or the period provided under FATA during which the Treasurer may make an order under FATA (including an interim order under section 22) in relation to such acquisition, passing without such an order being made or, if an interim order under section 22 is made, the subsequent period for making a final order prohibiting such acquisition passing without a final order being made Cedar will give the required notification of such acquisition under FATA promptly following acceptance of this offer. Upon receipt of FIRB approval, Cedar must notify MK. Closing will take place at a location mutually acceptable to both parties on the fifth business day after receipt of FIRB approval, when MK will ensure that any existing encumbrance on the shares is released and deliver executed share transfers and share certificates in respect of the shares sold, and confer on Cedar clear title to the shares sold, Cedar shall wire transfer immediately available funds or deliver a bank check for the consideration payable, pursuant to written instructions from MK.

It is understood by both parties that the contract of purchase following Cedar's acceptance of this offer is conditional upon no further shares being issued by MDC and, for as long as MK shall continue to be the beneficial holder of MDC shares and within the limits of Australian law, MK undertakes to cause MDC nor to issue any further shares beyond the 41,574,298 already issued.

Each party shall bear its own costs in relation to the agreement arising on acceptance of this offer, but Cedar shall bear any Australian stamp duty chargeable on that agreement or the transfer of shares under that agreement, including any fine or penalty caused by Cedar's actions. Cedar shall indemnify MK on demand against any liability for the stamp duty.

Cedar will not make any public disclosure of this transaction unless such disclosure is mandated by law or is authorized by MK. MK will not unreasonably withhold its authorization. In the event of disclosure, MK and Cedar will coordinate the wording and timing of such disclosure.

MK has sought and obtained from its banks a waiver enabling MK to go forward with this transaction. The bank waiver is conditional





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upon the consummation of the contemplated transaction by March 31, 1996.  The waiver is also conditional upon documentation satisfactory to the bank co-agents (Mellon Bank and Bank of America National Trust and Savings Association) and satisfactory escrow agreements necessary to protect the banks' security interest in the MDC shares. It is understood that Cedar will not be party to any such escrow agreement.



Yours sincerely                            Accepted on behalf of
Morrison Knudsen Corporation               Cedar Group, Inc.


/s/ Jim P. O'Donnell                       /s/ Nicolas Matossian
----------------------------               -------------------------------
Vice President                             Nicolas Matossian
                                           President & COO






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